                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-68136

PROSPECTUS SUPPLEMENT
(To prospectus dated August 31, 2001)

                                 $1,500,000,000

                         [KERR-MCGEE CORPORATION Logo]

                             KERR-MCGEE CORPORATION
                       $325,000,000 5 7/8% Notes due 2006
                       $675,000,000 6 7/8% Notes due 2011
                       $500,000,000 7 7/8% Notes due 2031
--------------------------------------------------------------------------------

This is a public offering by Kerr-McGee Corporation ("Kerr-McGee") of $325,000,000 of 5 7/8% notes due 2006, $675,000,000 of 6 7/8% notes due 2011 and
$500,000,000 of 7 7/8% notes due 2031.

Interest on the notes is payable March 15 and September 15 of each year, beginning March 15, 2002. Kerr-McGee may redeem some or all of the notes, at any time, at the "make-whole" prices described in this prospectus supplement. The notes have no sinking fund provisions.

The notes will be guaranteed by Kerr-McGee's direct wholly-owned subsidiaries, Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation, as more fully described in this prospectus supplement.
AN INVESTMENT IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
                              5 OF THE PROSPECTUS.

                                                             PUBLIC OFFERING   UNDERWRITING   NET PROCEEDS TO
                                                                  PRICE          DISCOUNT       KERR-MCGEE
                                                             ---------------   ------------   ---------------
Per 5 7/8% note due 2006...................................         99.944%          0.600%          99.344%
Total......................................................   $324,818,000      $1,950,000     $322,868,000
Per 6 7/8% note due 2011...................................         99.849%          0.650%          99.199%
Total......................................................   $673,980,750      $4,387,500     $669,593,250
Per 7 7/8% note due 2031...................................         99.630%          0.875%          98.755%
Total......................................................   $498,150,000      $4,375,000     $493,775,000

Neither the Securities and Exchange Commission nor any other body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes should be delivered on or about October 3, 2001 through the book-entry facilities of The Depository Trust Company.
--------------------------------------------------------------------------------

 Sole Book-Running Lead Manager                  Joint Lead Manager
       LEHMAN BROTHERS                                JPMORGAN

ABN AMRO INCORPORATED
                  BANC ONE CAPITAL MARKETS, INC.
                                    RBC DOMINION SECURITIES
                                                 SALOMON SMITH BARNEY
September 26, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. OUR AFFAIRS MAY CHANGE AFTER THIS PROSPECTUS SUPPLEMENT IS DISTRIBUTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

            PROSPECTUS SUPPLEMENT
Summary................................   S-3
Use of Proceeds........................   S-5
Ratio of Earnings to Fixed Charges.....   S-5
Capitalization.........................   S-6
Selected Financial and Operating Data
  of Kerr-McGee........................   S-7
Unaudited Pro Forma Financial
  Statements...........................   S-8
Selected Financial and Operating Data
  of HS Resources......................  S-14
Description of the Notes...............  S-15
Underwriting...........................  S-18
Legal Matters..........................  S-19
                 PROSPECTUS
About This Prospectus..................     3
Where You Can Find Information.........     3
Risk Factors...........................     5
Cautionary Statement Concerning
  Forward-Looking Statements...........     7
The Company............................     8
Use of Proceeds........................     8
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividend
  Requirements.........................     8
Description of Debt Securities.........     9
Description of Preferred Stock.........    15
Description of Common Stock............    17
Description of Stock Purchase Contracts
  and Stock Purchase Units.............    18
Description of Warrants................    18
Plan of Distribution...................    18
Legal Matters..........................    19
Experts................................    19

                                    SUMMARY

     The following summary contains basic information about us and the notes. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference into the attached prospectus. References to "$" in this prospectus supplement and in the accompanying prospectus are to U.S. dollars. Except as the context may otherwise require, the terms "Kerr-McGee," "we," "our" and "us" as used in this prospectus supplement and the attached prospectus refer to Kerr-McGee Corporation and its subsidiaries. Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.), a subsidiary of Kerr-McGee, is sometimes referred to in this prospectus supplement and the attached prospectus as "HS Resources."

                             KERR-MCGEE CORPORATION

     Kerr-McGee is an energy and inorganic chemical company with worldwide operations. It acquires leases and concessions and explores for, develops, produces and markets crude oil and natural gas onshore in the United States and in the Gulf of Mexico, the U.K. sector of the North Sea, Southeast Asia, and other areas. Kerr-McGee's chemical operations produce and market titanium dioxide pigment and certain other specialty chemicals, heavy minerals and treating services for forest products.

     Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

                                  THE OFFERING

Issuer........................Kerr-McGee Corporation

Securities Offered............$325,000,000 principal amount of 5 7/8% notes due
                              2006,
                              $675,000,000 principal amount of 6 7/8% notes due 2011 and
                              $500,000,000 principal amount of 7 7/8% notes due 2031.

Maturity Date.................The notes due 2006 will mature on September 15,
                              2006. The notes due 2011 will mature on September 15, 2011. The notes due 2031 will mature on September 15, 2031.

Interest Payment Dates........Each March 15 and September 15, commencing March
                              15, 2002.

Optional Redemption...........We may redeem all or any portion of the notes at our option at any time at the "make-whole" redemption prices described below. See "Description of the Notes - Redemption" for a description of the calculation of the amount you will receive upon a redemption of the notes due 2006, notes due 2011 or notes due 2031. We are not required to establish a sinking fund to retire the notes prior to maturity.

Ranking.......................The notes will be our unsecured obligations and will rank on a parity with all of our other unsecured, unsubordinated indebtedness, including all other unsubordinated debt securities issued under the indenture.

Certain Covenants.............The indenture governing the notes contains covenants that, among other things, limit our ability to:

                                - incur, or permit any of our restricted
                                  subsidiaries to incur, liens on our or their property or assets to secure debt, and

                                - merge or consolidate with another company or
                                  sell, lease or convey all or substantially all of our assets.

Guarantees....................Kerr-McGee Operating Corporation, from and after the date of issuance of the notes, and Kerr-McGee Rocky Mountain Corporation, jointly and severally with Kerr-McGee Operating Corporation from and after November 15, 2001, will guarantee our obligations under the notes. Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation are both direct wholly-owned subsidiaries of Kerr-McGee.

                                USE OF PROCEEDS

     The net proceeds from the offering of the notes are estimated to be approximately $1,485,636,250 after expenses. We will use the proceeds we receive from the sale of the notes to repay borrowings incurred to fund the cash portion of the consideration for the HS Resources acquisition and various other short-term borrowings. Borrowings under a bank credit facility were incurred in connection with our acquisition of HS Resources and bear interest at 4.40% per annum. Other short-term borrowings bear interest at variable rates ranging from 3.25% to 4.10% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   SIX MONTHS ENDED
  YEARS ENDED DECEMBER 31,(1)         JUNE 30,(1)
--------------------------------   -----------------
1996   1997   1998   1999   2000    2000      2001
----   ----   ----   ----   ----   -------   -------
4.1    3.9    N/A(2) 2.2    6.8      4.8       9.2

---------------
(1) At no time during the periods indicated has Kerr-McGee Operating Corporation had any preferred stock outstanding. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $548 million for the year ended December 31, 1998.

     For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. The fixed charges calculation is: all interest + interest factor of rental expense.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization, which includes our consolidated subsidiaries, as of June 30, 2001 on an actual basis and as adjusted (i) for the acquisition of HS Resources and (ii) to give effect to the sale of the notes and the application of the estimated net proceeds from this sale as described in "Use of Proceeds."

                                                                           AS OF JUNE 30, 2001
                                                              ---------------------------------------------
                                                                          AS ADJUSTED FOR      AS ADJUSTED
                                                              ACTUAL        ACQUISITION        FOR OFFERING
                                                              ------   ---------------------   ------------
                                                                       (MILLIONS OF DOLLARS)
Short-term borrowings.......................................  $    7          $    7              $    7
                                                              ======          ======              ======
Long-term debt
  Debentures:
    5 1/4% Convertible subordinated debentures due 2010.....  $  600          $  600              $  600
    7.125% Debentures due 2027..............................     150             150                 150
    7% Debentures due 2011, net of unamortized debt discount
     of $97.................................................     153             153                 153
  Notes payable:
    9 1/4% Series A senior subordinated notes due 2006......      --             154                 154
    9 1/4% Series B senior subordinated notes due 2006......      --              85                  85
    5 1/2% Exchangeable notes due 2004, net of unamortized
     debt discount of $24...................................     306             306                 306
    6.625% Notes due 2007...................................     150             150                 150
    8.375% Notes due 2004...................................     150             150                 150
    8.125% Notes due 2005...................................     150             150                 150
    8% Notes due 2003.......................................     100             100                 100
    Variable interest rate notes due 2004...................     200             200                 200
    Variable interest rate revolving credit agreement with
     banks due 2002.........................................      --           1,069                  --
    5 7/8% Notes due 2006...................................      --              --                 325
    6 7/8% Notes due 2011...................................      --              --                 675
    7 7/8% Notes due 2031...................................      --              --                 500
  Commercial paper..........................................      60             189                  --
  Euro commercial paper.....................................     160             160                  --
  Guaranteed debt of Employee Stock Ownership Plan 9.61%
    notes due in installments through 2005..................      16              16                  16
                                                              ------          ------              ------
      Total.................................................   2,195           3,632               3,714
  Long-term debt due within one year........................     198             211                 143
                                                              ------          ------              ------
      Total long-term debt..................................  $2,393          $3,843              $3,857
                                                              ======          ======              ======
Minority interest in subsidiary companies...................  $    3          $    3              $    3
                                                              ======          ======              ======
Stockholders' equity
  Common stock -- 300,000,000 shares
    authorized -- 101,948,393 shares issued, 100,206,533
    shares issued as adjusted for
    acquisition.............................................  $  102          $  100              $  100
  Restricted stock..........................................      12              12                  12
  Capital in excess of par value............................   1,682           1,664               1,664
  Preferred stock rights....................................       1               1                   1
  Accumulated other comprehensive loss......................     (69)            (69)                (69)
  Retained earnings.........................................   1,659           1,659               1,659
  Common stock in treasury, at cost, 6,832,090 shares.......    (378)             --                  --
  Deferred compensation.....................................     (92)            (92)                (92)
                                                              ------          ------              ------
         Total stockholders' equity.........................  $2,917          $3,275              $3,275
                                                              ======          ======              ======
         Total capitalization...............................  $5,320          $7,128              $7,142
                                                              ======          ======              ======

              SELECTED FINANCIAL AND OPERATING DATA OF KERR-MCGEE

     The following table sets forth certain information regarding our consolidated results of operations, financial position and operating data as of and for the periods indicated. You should read the data presented below in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference into the attached prospectus. The following financial information is not necessarily indicative of our future results.

                  KERR-MCGEE HISTORICAL FINANCIAL INFORMATION

                                               SIX MONTHS ENDED}
                                                   JUNE 30,                     YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------------------------
                                                2001       2000       2000      1999      1998      1997      1996
                                              --------   --------   --------   -------   -------   -------   -------
                                                         (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Oil sales...................................  $    888   $  1,001   $  2,091   $ 1,256   $   790   $ 1,154   $ 1,246
Gas sales...................................       510        296        752       504       453       612       603
Other revenues..............................       599        600      1,278       983     1,011       901       943
                                              --------   --------   --------   -------   -------   -------   -------
Total revenues..............................  $  1,997   $  1,897   $  4,121   $ 2,743   $ 2,254   $ 2,667   $ 2,792
                                              ========   ========   ========   =======   =======   =======   =======
Income (loss) from continuing operations....  $    530   $    295   $    842   $   146   $  (345)  $   351   $   358
Income from discontinued operations.........        --         --         --        --       277        33        56
Extraordinary items.........................        --         --         --        --        --        (2)       --
Cumulative effect of accounting changes.....       (20)        --         --        (4)       --        --        --
                                              --------   --------   --------   -------   -------   -------   -------
Net income (loss)...........................  $    510   $    295   $    842   $   142   $   (68)  $   382   $   414
                                              ========   ========   ========   =======   =======   =======   =======
Diluted earnings per share:
  Continuing operations.....................  $   5.11   $   3.02   $   8.37   $  1.69   $ (3.98)  $  4.02   $  4.05
  Discontinued operations...................        --         --         --        --      3.20      0.38      0.63
  Extraordinary items.......................        --         --         --        --        --     (0.02)       --
  Cumulative effect of accounting changes...     (0.19)        --         --     (0.05)       --        --        --
                                              --------   --------   --------   -------   -------   -------   -------
  Net income (loss).........................  $   4.92   $   3.02   $   8.37   $  1.64   $ (0.78)  $  4.38   $  4.68
                                              ========   ========   ========   =======   =======   =======   =======
Average common shares outstanding, including
  dilution (thousands)......................   106,623    101,909    103,987    86,497    86,688    87,114    88,505
BALANCE SHEET DATA
Total assets................................  $  8,141   $  7,220   $  7,666   $ 5,899   $ 5,451   $ 5,339   $ 5,194
Total debt..................................     2,400      2,804      2,425     2,525     2,250     1,766     1,849
Total debt less cash........................     2,203      2,689      2,281     2,258     2,129     1,574     1,719
Stockholders' equity........................  $  2,917   $  2,141   $  2,633   $ 1,492   $ 1,346   $ 1,558   $ 1,279
Common shares outstanding (thousands).......    95,116     94,231     94,484    86,483    86,367    86,794    87,032
Cash dividends declared per common share....  $   0.90   $   0.90   $   1.80   $  1.80   $  1.80   $  1.80   $  1.64
Total debt to capitalization ratio..........        45%        56%        48%       62%       62%       53%       59%
Debt less cash to capitalization ratio......        43%        55%        46%       60%       61%       50%       57%

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements give effect to the acquisition of HS Resources based on the factors set forth below and after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of Kerr-McGee and HS Resources, which are incorporated by reference into the attached prospectus.

     The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the shares of Kerr-McGee common stock issuable in the acquisition had been issued at the dates indicated, Kerr-McGee's financial position or results of operations might have been different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of the financial position or results of operations that Kerr-McGee would have achieved if this issuance and the acquisition had occurred at the dates indicated. You also should not rely on the unaudited pro forma financial statements as an indication of the future operating results or financial position that the combined companies will achieve after the acquisition.

     The unaudited pro forma financial statements were prepared based on the following:

     - Kerr-McGee purchased all the outstanding shares of common stock of HS Resources and assumed its outstanding debt. Kerr-McGee paid an aggregate of $833 million in cash (at $66 per share) and issued an aggregate of 5,090,230 shares of Kerr-McGee common stock (at a fixed exchange ratio of .9404 shares of Kerr-McGee common stock for each share of HS Resources common stock). The cash portion of the acquisition consideration was financed under existing Kerr-McGee debt facilities.

     - The unaudited pro forma balance sheet has been prepared as if the acquisition occurred on June 30, 2001. The unaudited pro forma statement of income has been prepared as if the acquisition occurred on January 1, 2000.

     - The acquisition was accounted for as a purchase of HS Resources by Kerr-McGee.

     - Kerr-McGee and HS Resources utilize the successful efforts method of accounting for oil and gas activities.

     - In June 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," which provided that goodwill acquired in a business combination occurring after June 30, 2001, should not be amortized. Instead, the FASB required impairment tests for goodwill balances (comparison of the fair value of a reporting unit to its carrying amount). Since the acquisition of HS Resources occurred after June 30, 2001, no amortization of goodwill has been reflected in the pro forma statements.

     - Targeted annual selling and general expense savings of $5 to $10 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of certain offices and the elimination of duplicative corporate staff and expenses.

     No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Kerr-McGee and HS Resources, as applicable, and should be considered when making period-to-period comparisons.

     - On January 1, 2001, both Kerr-McGee and HS Resources adopted Financial Accounting Standard No. 133, as amended (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivative instruments to be recorded as assets or liabilities, measured at fair value, and changes in the derivative's fair value to be recognized currently in earnings unless specific hedge accounting criteria are met.

       Kerr-McGee hedges certain foreign currency risks (future cash flows for certain non-U.S. capital expenditures and operating expenses). Kerr-McGee also has derivative instruments that are not hedges (options associated with Kerr-McGee debt exchangeable for the Devon Energy Corporation (Devon) common stock owned by Kerr-McGee and foreign currency forward sales contracts associated with certain foreign currency denominated chemical accounts receivable). In adopting FAS 133, Kerr-McGee recognized an expense of $20 million in the first quarter of 2001 as a cumulative effect of the accounting change. This amount is not reflected in the pro forma income statement. Also in adopting FAS 133, Kerr-McGee chose to reclassify 85% of the Devon shares owned from the "available for sale" category of investments to "trading" and recognized other income of $181 million ($118 million after tax) on January 1, 2001, for the unrealized appreciation on the Devon shares reclassified to "trading." After adoption of FAS 133, the "trading" securities are marked to market through income each month. A more complete description of Kerr-McGee's derivatives is contained in Kerr-McGee's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which is incorporated by reference into the attached prospectus.

       HS Resources uses derivative instruments to mitigate commodity price risks related to the purchase or sale of oil and natural gas and interest rate swaps to hedge the interest rates on certain borrowings. For the six months ended June 30, 2001 and for the year ended December 31, 2000, sales were reduced by $65 million and $72 million, respectively, for these commodity price hedges. The change in the fair value of the interest rate swaps has been reflected in the fair value of the derivatives in the historical HS Resources balance sheet, but will not affect income until the swaps are settled. Additional information concerning these derivatives is contained in the Form 8-K/A filed by the Kerr-McGee on August 29, 2001, under Item 7.(a), which contains the HS Resources June 30, 2001 financial statements, and in the HS Resources Annual Report on Form 10-K for the year ended December 31, 2000, which are incorporated by reference into the attached prospectus.

     - During the six months ended June 30, 2001, Kerr-McGee recognized a pre-tax special item of $25 million for the termination of manganese metal production at the Hamilton, Mississippi electrolytic chemical facility. This expense primarily related to plant and equipment write-offs and other closings costs, including severance.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                 JUNE 30, 2001

                                                             KERR-MCGEE      HSR        PRO FORMA    PRO FORMA
                                                             HISTORICAL   HISTORICAL   ADJUSTMENTS     TOTAL
                                                             ----------   ----------   -----------   ---------
                                                                           (MILLIONS OF DOLLARS)
                                                    ASSETS
Current assets
  Cash.....................................................   $   197       $    3       $   --       $   200
  Notes and accounts receivable............................       613           72           --           685
  Inventories..............................................       434            1           --           435
  Deposits, prepaids, and other............................       114           50           --           164
                                                              -------       ------       ------       -------
          Total current assets.............................     1,358          126           --         1,484
                                                              -------       ------       ------       -------
Property, plant and equipment..............................    13,553        1,261          872(a)     15,686
Less reserves for depreciation, depletion and
  amortization.............................................     7,710          330         (330)(a)     7,710
                                                              -------       ------       ------       -------
                                                                5,843          931        1,202         7,976
                                                              -------       ------       ------       -------
Goodwill...................................................        --            2          300(a)        302
Investments and other assets...............................       940           23           (6)(a)       957
                                                              -------       ------       ------       -------
          Total assets.....................................   $ 8,141       $1,082       $1,496       $10,719
                                                              =======       ======       ======       =======
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings....................................   $     7       $   --       $   --       $     7
  Accounts payable.........................................       803           94           --           897
  Long-term debt due within one year.......................       198           13           --           211
  Other current liabilities................................       486           95           --           581
                                                              -------       ------       ------       -------
          Total current liabilities........................     1,494          202           --         1,696
                                                              -------       ------       ------       -------
Long-term debt.............................................     2,195          468          969(a)      3,632
                                                              -------       ------       ------       -------
Deferred credits and reserves..............................     1,535          153          428(a)      2,116
                                                              -------       ------       ------       -------
Stockholders' equity
  Common stock.............................................       102           --            5(a)        100
                                                                                             (7)(c)
  Restricted stock.........................................        12           --           --            12
  Capital in excess of par value...........................     1,682          209         (209)(b)     1,664
                                                                                            353(a)
                                                                                           (371)(c)
  Preferred stock rights...................................         1           --           --             1
  Retained earnings........................................     1,659          102         (102)(b)     1,659
  Accumulated other comprehensive income (loss)............       (69)         (23)          23(b)        (69)
  Common stock in treasury, at cost........................      (378)         (22)          22(b)         --
                                                                                            378(c)
  Deferred compensation....................................       (92)          (7)           7(b)        (92)
                                                              -------       ------       ------       -------
          Total stockholders' equity.......................     2,917          259           99         3,275
                                                              -------       ------       ------       -------
          Total liabilities and stockholders' equity.......   $ 8,141       $1,082       $1,496       $10,719
                                                              =======       ======       ======       =======

      See accompanying Notes to Unaudited Pro Forma Financial Statements.

              UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF INCOME

                                     SIX MONTHS ENDED JUNE 30, 2001                   TWELVE MONTHS ENDED DECEMBER 31, 2000
                            -------------------------------------------------   -------------------------------------------------
                            KERR-MCGEE      HSR        PRO FORMA                KERR-MCGEE      HSR        PRO FORMA
                            HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                            ----------   ----------   -----------   ---------   ----------   ----------   -----------   ---------
                                                       (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Sales.....................   $  1,997     $   208       $   --      $  2,205     $  4,121     $   459        $(136)(g)  $  4,444
                             --------     -------       ------      --------     --------     -------        -----      --------
Costs and expenses
  Costs and operating
    expenses..............        605          20           --           625        1,269         170         (133)(g)     1,306
  Selling, general and
    administrative
    expenses..............        114           4           --           118          298           9           --           307
  Shipping and handling
    expenses..............         57          10           --            67           97          16           --           113
  Depreciation and
    depletion.............        341          34           28(d)        403          684          60           51(d)        795
  Exploration, including
    dry holes and
    amortization of
    undeveloped leases....         94          14           --           108          170          30           --           200
  Taxes, other than
    income taxes..........         63          14           --            77          122          26           --           148
  Purchased in-process
    research and
    development...........         --          --           --            --           32          --           --            32
  Interest and debt
    expense...............         80          21           35(e)        136          208          49           70(e)        327
                             --------     -------       ------      --------     --------     -------        -----      --------
    Total costs and
      expenses............      1,354         117           63         1,534        2,880         360          (12)        3,228
                             --------     -------       ------      --------     --------     -------        -----      --------
                                  643          91          (63)          671        1,241          99         (124)        1,216
Other income..............        201          --           --           201           58          --            3(g)         61
                             --------     -------       ------      --------     --------     -------        -----      --------
Income from operations
  before income taxes and
  change in accounting
  principle...............        844          91          (63)          872        1,299          99         (121)        1,277
Taxes on income...........       (314)        (34)          23(f)       (325)        (457)        (38)          44(f)       (451)
                             --------     -------       ------      --------     --------     -------        -----      --------
Income from continuing
  operations..............   $    530     $    57       $  (40)     $    547     $    842     $    61        $ (77)     $    826
                             ========     =======       ======      ========     ========     =======        =====      ========
Income from continuing
  operations per share
    Basic.................   $   5.58     $  3.13                   $   5.47     $   9.01     $  3.29                   $   8.39
    Diluted...............   $   5.11     $  2.98                   $   5.03     $   8.37     $  3.18                   $   7.83
HS Resources pro forma
  equivalent earnings per
  share...................                                          $   4.73                                            $   7.36
Average common shares
  outstanding (thousands)
    Basic.................     94,843      18,238                     99,933       93,406      18,420                     98,496
    Diluted...............    106,623      19,126                    111,713      103,987      19,092                    109,077

      See accompanying Notes to Unaudited Pro Forma Financial Statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.  METHOD OF ACCOUNTING FOR THE ACQUISITION

     Kerr-McGee accounted for the acquisition using the purchase method of accounting for business combinations. Accordingly, HS Resources' assets acquired and liabilities assumed by Kerr-McGee were revalued and recorded at their estimated fair values. In the acquisition, Kerr-McGee assumed the outstanding debt of HS Resources and converted each share of HS Resources common stock outstanding to Kerr-McGee common stock or cash, as provided in the merger agreement. HS Resources stockholders were entitled to elect to receive either cash at $66 per share or Kerr-McGee common stock at a fixed exchange ratio of
 .9404 of a share of Kerr-McGee common stock for each share of HS Resources common stock. The cash consideration in the acquisition for the outstanding shares of HS Resources was limited to a maximum of $833 million; thus, the pro forma Kerr-McGee common shares to be issued to HS Resources' stockholders total 5,090,230.

2.  PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

     The unaudited consolidated pro forma balance sheet includes the following adjustments:

          (a) This entry adjusts the historical book values of HS Resources' assets and liabilities to their estimated fair values as of June 30, 2001. The calculation of the total purchase price and preliminary allocation to assets and liabilities are shown below:

                                                               (DOLLARS IN MILLIONS,
                                                                EXCEPT SHARE PRICE)
                                                               ---------------------
Calculation and preliminary allocation of purchase price:
  Number of shares of common stock to be issued.............         5,090,230
  Average of Kerr-McGee common stock price two days before
     and after merger announcement..........................        $    70.33
                                                                    ----------
Fair value of common stock to be issued.....................               358
  Add: Portion of the purchase price paid in cash This
     amount is added to long-term debt in the pro forma
     balance sheet..........................................               833
  Add: Fair value of HS Resources options, unvested
     performance shares and restricted stock to be settled
     in cash, net of exercise proceeds of approximately $25
     million. This amount is added to long-term debt in the
     pro forma balance sheet................................                86
                                                                    ----------
Fair value of consideration to be issued in the merger......             1,277
  Add: Estimated merger costs, which includes $15 million of legal, accounting, and registration costs and $28
     million of severance costs. This amount is added to
     long-term debt in the pro forma balance sheet..........                43
                                                                    ----------
          Total purchase price..............................        $    1,320
                                                                    ==========
  Allocation of purchase price:
     Current assets.........................................        $      126
     Property, plant and equipment..........................             2,133
     Other assets...........................................                17
     Goodwill...............................................               302
     Current liabilities....................................              (202)
     Long-term debt.........................................              (475)
     Deferred credits.......................................              (581)
                                                                    ----------
                                                                    $    1,320
                                                                    ==========

     The purchase price allocation is subject to change in:

     - The fair value of HS Resources' working capital and other assets and liabilities on the effective date, and

     - The actual merger costs incurred.

     These items will not be known until after the effective date of the merger. Management does not believe the final purchase price allocation will differ materially from the estimated purchase price allocation.

          (b) These adjustments eliminate HS Resources' historical book values.

          (c) Adjustment to reflect cancellation of all Kerr-McGee's treasury shares.

     The unaudited consolidated pro forma statement of income includes the following adjustments:

          (d) These adjustments increase the depreciation and depletion expense using the successful efforts method of accounting and are based on the preliminary allocation of the purchase price.

          (e) These adjustments increase interest expense due to the $969 million of additional long-term debt, which results from financing the cash consideration ($833 million), the fair value of the HS Resources options, unvested performance shares and restricted stock to be settled in cash net of the exercise prices of the HS Resources options ($86 million), and the estimated merger and other costs ($50 million). These are assumed to be funded with borrowings from existing credit facilities.

          (f) These adjustments record the net tax effect of all pro forma adjustments at an effective income tax rate of 36.5%.

          (g) Amounts represent reclassification of $3 million for interest income to "Other Income" to be consistent with the Kerr-McGee classification and $133 million for the cost of trading and transportation to offset trading and transportation income to be consistent with the second quarter 2001 historical reclassification by HS Resources.

             SELECTED FINANCIAL AND OPERATING DATA OF HS RESOURCES

     The following table sets forth certain information regarding HS Resources' consolidated results of operations, financial position and operating data as of and for the periods indicated. You should read the data presented below in conjunction with HS Resources' consolidated financial statements and the notes thereto, which are incorporated by reference into the attached prospectus. The following financial information is not necessarily indicative of HS Resources' future results.

                 HS RESOURCES HISTORICAL FINANCIAL INFORMATION

                                      SIX MONTHS ENDED
                                          JUNE 30,                    YEAR ENDED DECEMBER 31,
                                      -----------------   -----------------------------------------------
                                       2001      2000      2000      1999      1998      1997      1996
                                      -------   -------   -------   -------   -------   -------   -------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Oil sales...........................  $    37   $    32   $    74   $    38   $    38   $    48   $    40
Gas sales...........................      154        97       219       141       125        95        73
Other revenues......................       17        15        33        15        14         8         4
                                      -------   -------   -------   -------   -------   -------   -------
Total revenues......................  $   208   $   144   $   326   $   194   $   177   $   151   $   117
                                      =======   =======   =======   =======   =======   =======   =======
Income (loss) from continuing
  operations........................  $    57   $    22   $    61   $    12   $   (19)  $   (16)  $     2
Extraordinary items.................       (1)       --        --        --        --        --        --
                                      -------   -------   -------   -------   -------   -------   -------
Net income (loss)...................  $    56   $    22   $    61   $    12   $   (19)  $   (16)  $     2
                                      =======   =======   =======   =======   =======   =======   =======
Diluted earnings per share:
  Continuing operations.............  $  2.98   $  1.12   $  3.18   $  0.62   $ (1.00)  $ (0.91)  $  0.15
  Extraordinary items...............    (0.05)       --        --        --        --        --        --
                                      -------   -------   -------   -------   -------   -------   -------
  Net income (loss).................  $  2.93   $  1.12   $  3.18   $  0.62   $ (1.00)  $ (0.91)  $  0.15
                                      =======   =======   =======   =======   =======   =======   =======
Average common shares outstanding,
  including dilution (thousands)....   19,126    19,173    19,092    18,888    18,609    17,119    14,552

BALANCE SHEET DATA
Total assets........................  $ 1,082   $   976   $ 1,008   $   909   $   832   $   956   $   696
Total debt..........................      481       588       520       580       536       637       399
Total debt less cash................      478       581       518       579       526       630       390
Stockholders' equity................  $   259   $   186   $   222   $   165   $   153   $   174   $   169
Common shares outstanding less
  treasury (thousands)..............   18,294    18,304    18,079    18,797    18,326    18,495    17,006
Cash dividends declared per common
  share.............................  $    --   $    --   $    --   $    --   $    --   $    --   $    --
Total debt to capitalization
  ratio.............................       65%       76%       70%       78%       78%       79%       70%
Debt less cash to capitalization
  ratio.............................       65%       76%       70%       78%       78%       78%       70%

                            DESCRIPTION OF THE NOTES

GENERAL

     The following description of the terms of the notes summarizes certain general terms that will apply to the notes. The notes will be issued under an indenture between us and Citibank, N.A., as trustee, dated August 1, 2001. This description is not complete, and we refer you to the attached prospectus and the indenture. Defined items have the meanings assigned to them in the indenture. The referenced sections of the indenture and the defined terms are incorporated by reference in the following summary.

     Purchases of notes or beneficial interests therein may be made in denominations of $1,000 or any integral multiples of $1,000 in excess thereof. The notes will be issued in an aggregate principal amount of $1,500,000,000.

     We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

MATURITY, INTEREST AND PAYMENT

     - The notes due 2006 will mature on September 15, 2006 and will bear interest at a rate of 5 7/8% per annum.

     - The notes due 2011 will mature on September 15, 2011 and will bear interest at a rate of 6 7/8% per annum.

     - The notes due 2031 will mature on September 15, 2031 and will bear interest at a rate of 7 7/8% per annum.

     Interest shall be payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2002. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest will be paid to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day next preceding each semi-annual interest payment date. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and will accrue from October 3, 2001 or from the most recent interest payment date to which interest has been paid.

REDEMPTION

     The notes may be redeemed at any time at our option, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to the notes.

     Interest installments on a note due on or prior to such redemption date will be payable to the holders of record on the relevant record date.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of: (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (b) the aggregate principal amount of the notes being redeemed.

          "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, rounded to the nearest month) to the stated maturity of the principal being redeemed (the "Treasury Yield") plus 0.25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds with such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Kerr-McGee.

          "Statistical Release" means the statistical release designated "H.15
     (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by Kerr-McGee.

     If less than all the notes are to be redeemed, the particular notes or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the redemption date by the Trustee from the outstanding notes not previously called for redemption, either pro rata, by lot or by another method the trustee shall deem fair and reasonable, and the aggregate principal amounts to be redeemed must be equal to $1,000 or any integral multiple thereof.

SINKING FUND

     There is no provision for a sinking fund applicable to the notes.

GUARANTEES

     Kerr-McGee Operating Corporation, from and after the date of issuance of the notes, and Kerr-McGee Rocky Mountain Corporation, jointly and severally with Kerr-McGee Operating Corporation from and after November 15, 2001, will guarantee our obligations under the notes. The indenture generally permits a sale of a guarantor of the notes and a sale of a guarantor's assets.

PAYMENT AND PAYING AGENTS

     Interest on each note on each interest payment date will be paid to the person in whose name such note is registered as of the close of business on the regular record date relating to such interest payment date.

     The principal of and interest on, the notes at maturity will be payable upon presentation of the notes at the corporate trust office of Citibank, N.A., in New York, New York, as paying agent for Kerr-McGee. Kerr-McGee may change the place of payment on the notes, may appoint one or more additional paying agents (including Kerr-McGee) and may remove any paying agent, all at its discretion.

BOOK-ENTRY

     Denomination and Registration. The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes, Book-Entry Form. Notes initially will be evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company (which we sometimes refer to as DTC), and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global notes:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. Neither Kerr-McGee, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with notes held for the accounts of customers registered in "street name".

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Kerr-McGee nor the trustee (nor any registrar or paying agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

GOVERNING LAW

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement relating to the notes, we have agreed to sell to each of the underwriters listed below, and each of the underwriters has severally agreed to purchase from us, the respective principal amount of notes shown opposite its name below:

                                         PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
UNDERWRITERS                             OF NOTES DUE 2006   OF NOTES DUE 2011   OF NOTES DUE 2031
------------                             -----------------   -----------------   -----------------
Lehman Brothers Inc. ..................    $195,000,000        $405,000,000        $300,000,000
J.P. Morgan Securities Inc. ...........      97,500,000         202,500,000         150,000,000
ABN AMRO Incorporated..................      10,400,000          21,600,000          16,000,000
Banc One Capital Markets, Inc. ........       5,850,000          12,150,000           9,000,000
RBC Dominion Securities Corporation....      10,400,000          21,600,000          16,000,000
Salomon Smith Barney Inc. .............       5,850,000          12,150,000           9,000,000
                                           ------------        ------------        ------------
          Total........................    $325,000,000        $675,000,000        $500,000,000
                                           ============        ============        ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to certain conditions and that, if any notes are purchased by the underwriters under the underwriting agreement, all of the notes agreed to be purchased by the underwriters under the underwriting agreement must be so purchased.

     We have been advised by the underwriters that they propose to offer the notes offered hereby initially at the public offering price set forth on the cover page of this prospectus supplement, and to certain selected dealers (who may include the underwriters) at such public offering price less a concession not to exceed 0.35% of the principal amount of the notes due 2006, 0.40% of the principal amount of the notes due 2011 or 0.50% of the principal amount of the notes due 2031. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed 0.20% of the principal amount of the notes due 2006, 0.20% of the principal amount of the notes due 2011 or 0.25% of the principal amount of the notes due 2031. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     The following table shows, for each of the notes, the underwriting discounts (expressed as a percentage of the principal amount of the notes) to be paid by us to the underwriters in connection with this offering.

                                                               PAID BY
                                                              KERR-MCGEE
                                                              ----------
Per note due 2006. .........................................     0.600%
Per note due 2011. .........................................     0.650%
Per note due 2031. .........................................     0.875%

     There is no public market for the notes, and we have no plans to list the notes on a securities exchange. We have been advised by each underwriter that it presently intends to make a market in the notes; however, none of the underwriters is obligated to do so. Any such market-making may be discontinued at any time, for any reason and without notice. If any of the underwriters ceases to act as a market-maker for the notes for any reason, there can be no assurance that another firm or person will make a market in the notes. There can be no assurance that an active market for the notes will develop or, if a market does develop, at what prices the notes will trade.

     In connection with this offering and in compliance with applicable law, the underwriters may sell more notes than the total amount shown on the list of underwriters and participations which appears above. The underwriters may also effect transactions which stabilize, maintain or otherwise affect the market price of the notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the notes or effecting purchases of the notes for the purpose of pegging, fixing or maintaining the price of the notes or for the purpose of reducing a syndicate short position created in connection with the offering. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the notes in this offering, if they repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. The underwriters are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Lehman Brothers Inc. and J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third party system operated by Market Axess Inc., an Internet based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman Brothers Inc. and its customers and J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Lehman Brothers Inc. and J.P. Morgan Securities Inc. based on transactions that Lehman Brothers Inc. and J.P. Morgan Securities Inc. transact through the system. Lehman Brothers Inc. and J.P. Morgan Securities Inc. will make notes available to their customers through the Internet, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

     We estimate that our total expenses for this offering will be approximately $600,000.

     The underwriters or their affiliates have from time to time provided investment banking and/or financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so in the future. In addition, The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is one of the lenders under our bank credit facilities of approximately $900 million due July 2002. Because more than ten percent of the net proceeds of this offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). Citibank, N.A., the trustee under the indenture, is an affiliate of Salomon Smith Barney Inc.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

     It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day in the United States following the date hereof ("T+5"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes which wish to trade notes on the date hereof should consult their own advisors.

                                 LEGAL MATTERS

     Certain legal matters with respect to the notes will be passed upon for us by Gregory F. Pilcher, Esq., Senior Vice President, General Counsel and Secretary of Kerr-McGee and Simpson Thacher & Bartlett, New York, New York and for the underwriters by Baker Botts L.L.P., Houston, Texas.

PROSPECTUS

[KM LOGO]

                                 $2,000,000,000

                             KERR-MCGEE CORPORATION
                       DEBT SECURITIES, PREFERRED STOCK,
                    COMMON STOCK, STOCK PURCHASE CONTRACTS,
                         STOCK PURCHASE UNITS, WARRANTS

                        KERR-MCGEE OPERATING CORPORATION
                                   GUARANTEES

                     KERR-MCGEE ROCKY MOUNTAIN CORPORATION
                                   GUARANTEES
                            ------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

     By this prospectus, we may offer up to $2,000,000,000 of debt securities (which may be guaranteed by Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation), preferred stock, common stock, stock purchase contracts, stock purchase units and warrants on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus.

     YOU SHOULD READ THIS PROSPECTUS, PARTICULARLY THE RISK FACTORS BEGINNING ON PAGE 5, AND ANY SUPPLEMENT CAREFULLY BEFORE INVESTING.
                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                August 31, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3
WHERE YOU CAN FIND INFORMATION..............................    3
RISK FACTORS................................................    5
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    7
THE COMPANY.................................................    8
USE OF PROCEEDS.............................................    8
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND
  REQUIREMENTS..............................................    8
DESCRIPTION OF DEBT SECURITIES..............................    9
DESCRIPTION OF PREFERRED STOCK..............................   15
DESCRIPTION OF COMMON STOCK.................................   17
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................   18
DESCRIPTION OF WARRANTS.....................................   18
PLAN OF DISTRIBUTION........................................   18
LEGAL MATTERS...............................................   19
EXPERTS.....................................................   19

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement that Kerr-McGee Corporation (which we refer to as "Kerr-McGee", "the Company", "we" or "us") filed with the Securities and Exchange Commission (which we refer to as the "SEC") utilizing a shelf registration process. Under this shelf process, we may sell the unsecured Debt Securities (which may be guaranteed under Guarantees issued by Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation), Preferred Stock, Common Stock, Stock Purchase Contracts, Stock Purchase Units and Warrants (which we collectively refer to as the "Offered Securities") described in this prospectus, in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the Offered Securities we may offer. Each time we sell Offered Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under "Where You Can Find Information."

                         WHERE YOU CAN FIND INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - Our Proxy Statement-Prospectus included in our registration statement on Form S-4 (declared effective on June 28, 2001).

     - Our Current Report on Form 8-K dated August 1, 2001, and our related Current Report on Form 8-K/A filed on August 29, 2001.

     The following documents, which have been filed by Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) with the SEC (SEC file number 001-03939), are also incorporated by reference into this prospectus:

     - Kerr-McGee Operating Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

     - Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     - Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     - Kerr-McGee Operating Corporation's Current Reports on Form 8-K dated January 16, 2001, February 20, 2001, March 19, 2001, March 23, 2001,
       April 10, 2001, April 15, 2001, May 13, 2001, May 14, 2001, May 21, 2001,
       June 20, 2001 and July 18, 2001.

     The following documents, which have been filed by Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) with the SEC (SEC file number 001-13152), are also incorporated by reference into this prospectus:

     - Kerr-McGee Rocky Mountain Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

     - Kerr-McGee Rocky Mountain Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     - Kerr-McGee Rocky Mountain Corporation's Current Reports on Form 8-K dated February 15, 2001, March 20, 2001, April 25, 2001 and May 13, 2001.

     You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

     Investor Relations
     Kerr-McGee Corporation
     P. O. Box 25861
     Oklahoma City, Oklahoma 73125
     Telephone (405) 270-3125

     You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Offered Securities should carefully review the information contained elsewhere in this prospectus and should particularly consider the following matters.

VOLATILE PRODUCT PRICES AND MARKETS COULD ADVERSELY AFFECT RESULTS

     Our results of operations are highly dependent upon the prices of and demand for oil and gas and our chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by us for our oil and gas production are dependent upon numerous factors which are beyond our control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, actions of the Organization of Petroleum Exporting Countries and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Demand for titanium dioxide is dependent on the demand for ultimate products utilizing titanium dioxide pigment. This demand is generally dependent on the status of the economy. The profitability of our products is dependent on the price realized for them, the efficiency of our manufacturing costs, and the ability to acquire feedstock at a competitive price. Should the industries in which we operate experience significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. In order to manage our exposure to price risks in the sale of our oil and gas, we may from time to time enter into commodities futures or option contracts to hedge a portion of our crude oil and natural gas sales volume. Any such hedging activities may prevent us from realizing the benefits of price increases above the levels reflected in such hedges.

STATE AND LOCAL REGULATION OF OIL AND GAS DEVELOPMENT AND SURFACE DEVELOPMENT CONFLICTS COULD ADVERSELY AFFECT RESULTS

     State regulatory authorities have established rules and regulations governing, among other things, permits for drilling and production, operations, performance bonds, reports concerning operations, discharge, disposal and other waste-related permits, well spacing, unitization and pooling of operations, taxation, environmental and conservation matters. In general, these measures and development activities make oil and gas development more difficult and their application to our operations could adversely affect our results of operations.

FAILURE TO FUND CONTINUED CAPITAL EXPENDITURES COULD ADVERSELY AFFECT RESULTS

     If our revenues substantially decrease as a result of lower oil and gas prices or otherwise, we may have a limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. We expect that we will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, we have financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. We believe that we will have sufficient cash flow from operations, available drawings under our credit facilities and other debt financings to fund capital expenditures. However, if our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If we are not able to fund our capital expenditures, our interests in some of our properties may be reduced or forfeited and our future cash generation may be materially adversely affected as a result of the failure to find and develop reserves.

COSTS OF LEGAL MATTERS, ENVIRONMENTAL LIABILITIES AND REGULATION COULD EXCEED ESTIMATES

     We and/or our subsidiaries are or may become parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by us, our subsidiaries and/or our predecessors, and include claims for personal injuries and property damages. Our current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations obligate us and/or our subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by the Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. Similar environmental regulations exist in foreign countries in which we and/or our subsidiaries operate. Of note, environmental regulations in the North Sea are particularly stringent.

     It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

     - some sites are in the early stages of investigation, and other sites may be identified in the future;

     - cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

     - environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs;

     - environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and

     - some legal matters are in the early stages of investigation or proceedings, and other legal matters may be identified in the future.

     Although our management believes that it has established appropriate reserves for cleanup costs, due to these uncertainties we could be required to make additional reserves in the future.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made certain forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and values of our stock and other securities may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders and holders of other securities of the Company are cautioned not to put undue reliance on any forward-looking statements. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

     - materially adverse changes in general economic conditions or in the markets served by us, including changes in the prices of oil, natural gas, titanium dioxide pigments and other chemicals;

     - the success of our oil and natural gas exploration, development and production programs;

     - uncertainties about estimates of reserves;

     - the financial resources of competitors;

     - changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

     - the quality of future opportunities that may be presented to or pursued by us;

     - the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

     - the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; and

     - the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures.

                                  THE COMPANY

     As a result of the August 1, 2001 merger involving Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) and Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.), we are a holding company with two wholly owned subsidiaries, Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation. We are the fourth largest independent, nonintegrated oil and gas exploration, development and production company based in the United States in terms of proved oil and gas reserves on a pro forma basis as of December 31, 2000. Proved reserves as of December 31, 2000 on a pro forma basis totaled 1.3 billion barrels of oil equivalent with 84% of these located in our core operating areas of the United States and the North Sea. We also conduct offshore oil and gas exploration and/or production activities in Algeria, Australia, Benin, Brazil, China, Gabon, the Gulf of Mexico, Morocco, North Sea and Thailand. We conduct onshore exploration and/or production operations in the United States, Ecuador, Indonesia, the United Kingdom, Kazakhstan and Yemen.

     Our operations originated in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and mineral deposits.

     Our primary chemical product is titanium dioxide pigment, which is produced at six titanium dioxide plants located in Australia, Belgium, Germany, the Netherlands and the United States. In addition, our chemical operations produce and market inorganic industrial and specialty chemicals, heavy minerals and forest products. We produce and market other industrial chemicals including synthetic rutile, manganese products and sodium chlorate and specialty chemicals including boron trichloride and elemental boron. We produce the heavy minerals ilmenite, synthetic and natural rutile, zircon and leucoxene. Our forest products operations treat railroad crossties and other hardwood products and provide wood treating services.

     Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

                                USE OF PROCEEDS

     We will use the proceeds we receive from selling these Offered Securities for acquisitions or for other general corporate purposes. General corporate purposes may include capital expenditures, payment of debt, or any other purposes that may be stated in the supplements. The proceeds may be invested temporarily until they are used for their stated purpose.

      RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
            FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   SIX MONTHS ENDED
  YEARS ENDED DECEMBER 31,(1)         JUNE 30,(1)
--------------------------------   -----------------
1996   1997   1998   1999   2000    2000      2001
----   ----   ----   ----   ----   -------   -------
4.1    3.9    N/A(2) 2.2    6.8      4.8       9.2

---------------
(1) At no time during the periods indicated has Kerr-McGee Operating Corporation had any preferred stock outstanding. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $548 million for the year ended December 31, 1998.

     For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms that will apply to the Debt Securities. The description is not complete, and we refer you to the Indenture, a copy of which is an exhibit to the Registration Statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the Indenture that the paragraph summarizes. Capitalized items have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

     We may issue Debt Securities either separately, or together with, upon conversion of or in exchange for other securities. The Debt Securities will be issued under an Indenture between Kerr-McGee and Citibank, N.A., as Trustee. This summary of the Indenture is qualified by reference to the Indenture. You should refer to the Indenture in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indenture.

GENERAL

     Under the Indenture, we can issue an unlimited amount of Debt Securities. Each time that we issue a new series of Debt Securities, the supplement to the prospectus relating to that new series will specify the terms of those Debt Securities, including:

     - Designation, amount and denominations;

     - Percentage of principal amount at which Debt Securities will be issued;

     - Maturity date;

     - Interest rate and payment dates;

     - Terms and conditions of exchanging or converting Debt Securities for other securities;

     - Currency of issue;

     - Redemption terms; and

     - Whether the Debt Securities and/or any Guarantees will be senior, senior subordinated or subordinated.

     Payments relating to the Debt Securities generally will be paid at Citibank's corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the Debt Securities. You can transfer your Debt Securities at Citibank's corporate trust office.

RANKING

     Unless otherwise described in the prospectus supplement for any series, the Debt Securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     We are a holding company and conduct substantially all of our operations through subsidiaries. Our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the Debt Securities to benefit as creditors of the Company from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the Debt Securities. Claims of creditors of our subsidiaries include substantial amounts of long-term debt.

     We will issue the Debt Securities in registered form without coupons, which Debt Securities may be in the form of a global security (see Description of Debt Securities -- Global Securities). You can transfer or exchange your Debt Securities without a service charge, but we may require advance payment of any tax or other governmental transfer or exchange charge.

REOPENING OF ISSUE

     We may, from time to time, reopen an issue of Debt Securities without the consent of the holders of the Debt Securities and issue additional Debt Securities with the same terms (including maturity and interest payment terms) as Debt Securities issued on an earlier date. After such additional Debt Securities are issued they will be fungible with the previously issued Debt Securities to the extent specified in the applicable prospectus supplement.

DEBT GUARANTEES

     Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation may guarantee the payment of principal, premium, if any, and interest, if any, on the Debt Securities and the payment of mandatory sinking fund payments, if any. (Section 14.01)

DEFINITIONS

     The covenants in the Indenture, which we summarize below, use the following terms:

     - Subsidiary: A corporation of which we own a majority of the voting stock either directly or indirectly. (Section 1.01)

     - Restricted Subsidiary: Any subsidiary which we designate as a Restricted Subsidiary or which owns or leases any Principal Property (see the next definition). The term does not include a subsidiary if its principal business is leasing assets, financing the sale of products or holding the securities of other subsidiaries. (Section 1.01)

     - Principal Property: Any U.S. mineral property owned by the Company or any Restricted Subsidiary capable of producing in paying quantities and any manufacturing plant owned by the Company or any Restricted Subsidiary in the U.S. (including the land and fixtures), unless our board of directors determines that the property or plant is not material to our total business. The term does not include any facility acquired to control or abate air, water, noise, odor, or other pollution, or facilities financed through industrial revenue bonds or similar financing. (Section 1.01)

     - Consolidated Net Tangible Assets: The total amount of assets on our consolidated balance sheet and the balance sheets of our Restricted Subsidiaries, less any reserves and after deducting: (1) current liabilities and (2) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles. (Section 1.01)

     - Funded Debt: Money borrowed or debt evidenced by bonds or debentures, or similar instruments or agreements having a maturity of more than one year (or less than one year but which is renewable after that year at the borrower's option). (Section 1.01)

     - Debt: Notes, bonds, debentures or other similar evidences of indebtedness. (Section 10.08)

     - Mortgage: A pledge, mortgage or other lien securing a debt. (Section
       10.08)

CERTAIN COVENANTS

     The Indenture includes the following covenants. These covenants use certain terms that are defined above. The covenants for a series of Debt Securities may differ from those described below. If they do, this will be described in the supplement to this prospectus relating to that series.

  Restrictions on Secured Debt

     After the date of the Indenture, if we or any of our Restricted Subsidiaries incur or guarantee a debt secured by either a mortgage on any of our Principal Property or on a Restricted Subsidiary's stock or debt, we will secure the Debt Securities on the same basis, unless the amount of the new debt plus the value of all sale and leaseback transactions involving Principal Properties would not exceed 5% of Consolidated Net Tangible Assets. The restrictions do not apply to debt secured by the following:

     - Mortgages on our property or the property of a Restricted Subsidiary, which existed on the date of the Indenture.

     - Mortgages on the property, stock or debt of a corporation that existed when the corporation became a Restricted Subsidiary.

     - Mortgages on the property of a Restricted Subsidiary, which only secures indebtedness owed by the Subsidiary to another Restricted Subsidiary or us.

     - Mortgages in favor of governmental bodies to secure progress, advance or other payments.

     - Mortgages on acquired property, stock or debt which existed at the time of the acquisition (including acquisition through merger or consolidation) and certain purchase money and construction mortgages.

     - Mortgages on our property or the property of a Restricted Subsidiary to secure payment of the costs of operations, increase the production and disposition of minerals from the property or indebtedness incurred to provide funds for such purposes.

     - Any extension, renewal or refunding of the foregoing.

     The debt listed above will be excluded when computing our secured debt.

     The restrictions will not apply to sale and leaseback transactions if the proceeds are applied to the retirement of Funded Debt. Secured debt will not be deemed to be created by the transfer of an interest in property in the form commonly referred to as a "production payment". (Sections 10.08 and 10.09)

  Restrictions on Sales and Leasebacks

     We may not enter into any sale and leaseback transaction involving any Principal Property after the date of the Indenture unless:

     - The sale or transfer occurs within 120 days after construction is complete and the Principal Property is fully operational.

     - We could mortgage the property under Section 10.08 of the Indenture for an amount equal to the proceeds of the sale and leaseback transaction without securing the Debt Securities on the same basis.

     - We use an amount equal to the market value of the Principal Property being leased to retire Funded Debt within 120 days. This restriction will not apply to any sale and leaseback transaction between us (or a Restricted Subsidiary) and a Restricted Subsidiary, or involving the taking back of a lease for a period of less than three years. (Section 10.09)

  Merger and Consolidation

     The Indenture generally permits a consolidation or merger between Kerr-McGee and another corporation. It also permits the sale by Kerr-McGee of all or substantially all of our property and assets. If this happens, the resulting or acquiring corporation will assume all of our responsibilities and liabilities under the Indenture. If the resulting or acquiring corporation has outstanding Debt secured by a Mortgage on any Principal Property, or shares of stock of a Restricted Subsidiary, the Debt Securities will be equally and ratably secured with (or prior to) the Debt secured by such Mortgage. This restriction will not apply if the Mortgage could be created pursuant to Section 10.08 of the Indenture (see "Restrictions on Secured Debt" above) without equally and ratable securing the Debt Securities. (Section 8.03)

MODIFICATION

     Generally, our rights and obligations and the holders' rights may be modified if the holders of a majority of the outstanding Debt Securities consent. However, no modification or amendment may occur without the consent of the affected holder of the Debt Security if that modification or amendment would do any of the following:

     - Change the stated maturity date of the principal of, or any installment of interest on, any of the holder's Debt Security.

     - Reduce the principal amount of, or the interest (or premium, if any) on, the Debt Security (including in the case of a discounted Debt Security, the amount payable upon acceleration of maturity or provable in bankruptcy).

     - Change the currency of payment of the Debt Security.

     - Impair the right to institute suit for the enforcement of any payment on the Debt Security or adversely affect the right of repayment, if any, at the option of the holder.

     - Reduce the percentage of holders of Debt Securities necessary to modify or amend the Indenture.

     A modification which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of Debt Securities of any other series. (Section 9.02)

     Kerr-McGee or Citibank may make modifications without the consent of the Debt Securities holders in order to do the following: (Section 9.01)

     - Evidence that another corporation has succeeded to Kerr-McGee and assumed our obligations.

     - Convey security for the Debt Securities to Citibank.

     - Add covenants, restrictions or conditions for the protection of the Debt Security holders.

     - Provide for the issuance of Debt Securities in coupon or fully registered form.

     - Establish the form or terms of Debt Securities of any series.

     - Cure any ambiguity or correct any defect in the Indenture which does not adversely affect the interests of a holder.

     - Evidence the appointment of a successor trustee or more than one trustee.

EVENTS OF DEFAULT

     In the Indenture, an Event of Default means any one of the following:

     - Failure to pay interest on a Debt Security for 30 days;

     - Failure to pay principal and premium, if any, when due;

     - Failure to pay sinking fund installment when due;

     - Failure by us or by a guarantor of the Debt Securities to perform any other covenant in the Indenture that continues for 60 days after receipt of notice;

     - Certain events in bankruptcy, insolvency or reorganization; or

     - A Guarantee ceasing to be in effect in accordance with its terms, or the denial by a guarantor of its obligations under a Guarantee.

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

     An Event of Default relating to one series of Debt Securities does not necessarily constitute an Event of Default with respect to any other series issued under the Indenture. If an Event of Default exists with respect to a series of Debt Securities, Citibank or the holders of at least 25% of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities in the case of defaults due to failure to perform a covenant in the Indenture or certain events in bankruptcy, insolvency, or reorganization) may declare the principal of that series (or of all outstanding Debt Securities, as the case may be) due and payable.

     Any Event of Default with respect to a particular series of Debt Securities may be waived by the holders of a majority of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities as the case may be), except for a failure to pay principal, premium or interest on the Debt Security. (Sections 5.01, 5.02 and 5.08)

     Citibank may withhold notice to the holders of the Debt Securities of any default (except in payment of principal, premium, interest or sinking fund payment) if Citibank thinks it is in the interest of the holders. (Section 6.02)

     Subject to the specific duties that arise under the Indenture if an Event of Default exists, Citibank is not obligated to exercise any of its rights or powers under the Indenture at the request of the holders of the Debt Securities, unless they provide reasonable indemnity satisfactory to it (Sections 6.01 and 6.03). Generally, the holders of a majority of the outstanding Debt Securities can direct the proceeding for a remedy available to Citibank or for exercising any power conferred on Citibank as the trustee. (Section 5.08)

TRUSTEE'S RELATIONSHIP

     Citibank has loaned us substantial amounts of money in the past and may continue to do so. Citibank serves as a depository for us and performs other services for us in the normal course of business. The Indenture provides that we will indemnify Citibank against any loss, liability or expense incurred that arises from the trust created by the Indenture unless the loss, liability or expense results from Citibank's negligence or willful misconduct. (Section 6.07)

GLOBAL SECURITIES

     We may issue some of the Debt Securities as Global Securities that will be deposited with a depository identified in a prospectus supplement. Global Securities may be issued in either registered or bearer form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

     Registered Global Securities will be registered in the depositary's name or in the name of its nominee. When we issue a Global Security, the depositary will credit that amount of Debt Securities to the investors that have accounts with the depository or its nominee. The underwriters or the Debt Security holders' agent will designate the accounts to be credited, unless the Debt Securities are offered and sold directly by Kerr-McGee, in which case, we will designate the appropriate account to be credited.

     Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of Global Securities held by that particular depository.

     Kerr-McGee will not maintain records regarding ownership or the transfer of Global Securities held by a depository or to nominee. If you are the beneficial owner of Global Securities held by a depository, you must get information directly from the depository.

     As long as a depositary is the registered owner of a Global Security, that depository will be considered the sole owner of the Debt Securities represented by that Global Security. Except as set forth below, beneficial owners of Global Securities held by a depository will not be entitled to:

     - Register the represented Debt Securities in their names;

     - Receive physical delivery of the Debt Securities; or

     - Be considered the owners or holders of the Global Security under the Indenture.

     Payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. (Section 2.03)

     When a depositary receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders' interests in the Global Security. The beneficial owners of a Global Security should, and are expected to, establish standing instructions and customary practices with their investor that has an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

     A Global Security can only be transferred in whole by the depository to a nominee of such depository, or to another nominee of a depository. If a depositary is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety (90) days, we will issue Debt Securities in exchange for all of the Global Securities held by that depository. In addition, we may eliminate all Global Securities at any time and issue Debt Securities in exchange for them. Further, we may allow a depository to surrender a Global Security in exchange for Debt Securities on any terms that are acceptable to us and the depositary. Finally, an interest in the Global Security is exchangeable for a definitive Debt Security if an event of default has occurred as described above under "Events of Default". (Section 3.07)

     If any of these events occur, we will execute and Citibank will authenticate and deliver to the beneficial owners of the Global Security in question a new registered security in an amount equal to and in exchange for that person's beneficial interest in the exchanged Global Security. The depository will receive a new Global Security in an amount equal to the difference, if any, between the amount of the surrendered Global Security and the amount of Debt Securities delivered to the beneficial owners. Debt Securities issued in exchange for Global Securities will be registered in the same names and in the same denominations as indicated by the depository's records and in accordance with the instructions from its direct and indirect participants. (Section 3.07)

The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a Global Security.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Our Certificate of Incorporation authorizes our Board of Directors or a committee of our Board of Directors to cause Preferred Stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 40,000,000 shares of Preferred Stock, $1 par value per share, and can determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend the Charter to increase the number of authorized shares of preferred stock in a manner permitted by the Charter and the Delaware General Corporation Law.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of Preferred Stock. Those terms may include:

     - The number of shares of the series of Preferred Stock being offered;

     - The title and liquidation preference per share of that series of the Preferred Stock;

     - The purchase price of the Preferred Stock;

     - The dividend rate (or method for determining such rates);

     - The dates on which dividends will be paid;

     - Whether dividends on that series of Preferred Stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

     - Any redemption or sinking fund provisions applicable to that series of preferred stock;

     - Any conversion or exchange provisions applicable to that series of preferred stock;

     - Whether we have elected to offer Depositary Shares with respect to that series of preferred stock; and

     - Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

     If the terms of any series of Preferred Stock being offered differ from the terms set forth herein, those terms will also be disclosed in the prospectus supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations will be filed with the SEC promptly after the offering of the Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the prospectus supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are noncumulative, then the right to receive that dividend

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

will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

     No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock that have the same rank as, or rank senior to, that Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

     Unless otherwise described in the prospectus supplement, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

RIGHTS UPON LIQUIDATION

     In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

REDEMPTION

     Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the prospectus supplement.

     If a series of Preferred Stock is subject to mandatory redemption, the prospectus supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

     In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by any offer made on the same terms to all holders of that series of Preferred Stock.

VOTING RIGHTS

     Except as indicated in the prospectus supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of Common Stock. As of June 30, 2001, we had 95,116,303 shares of Common Stock issued and outstanding.

     The following summary is not complete. You should refer to the applicable provisions of the Charter, including the Certificates of Designations pursuant to which any outstanding series of Preferred Stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the Common Stock.

     Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

     Voting Rights. Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock.

     Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Rights Agreement. We have adopted a Rights Agreement, which provides for the issuance of a right (which we refer to as a Kerr-McGee Right), to the holder of each of our shares of Common Stock. If anyone acquires 15% or more of our outstanding Common Stock (which we refer to as an Acquiring Person), each holder of the Kerr-McGee Right (other than the Acquiring Person) will be entitled to purchase additional shares of Common Stock (or, in certain cases, other of our securities, or cash or other property) having a current market value of two times the exercise price of $215. Otherwise, prior to an Acquiring Person acquiring 50% or more of the outstanding Common Stock, we may elect to issue a share of Common Stock in exchange for each Kerr-McGee Right (other than Kerr-McGee Rights held by the Acquiring Person). In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, each holder of a Kerr-McGee Right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price. At any time before there is an Acquiring Person, we can redeem the Kerr-McGee Rights in whole, but not in part, for $0.01 per each Kerr-McGee Right, or may amend the Rights Agreement in any way without the consent of the holders of the Kerr-McGee Rights.

     Miscellaneous. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights or cumulative rights. Shares of Common Stock are not convertible into shares of any other class of capital stock.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue Stock Purchase Contracts representing contracts obligating holders to purchase from us and us to sell to the holders a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.

     The Stock Purchase Contracts may be issued separately or as a part of units, often known as Stock Purchase Units, consisting of a Stock Purchase Contract and either

     - Debt Securities, or

     - debt obligations of third parties, including U.S. Treasury securities,

securing the holder's obligations to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid Stock Purchase Contracts, often known as prepaid securities, upon release to a holder of any collateral securing each holder's obligations under the original Stock Purchase Contract.

     The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities. The description in the prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the Stock Purchase Contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such Stock Purchase Contracts or Stock Purchase Units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued, which will be filed with the SEC promptly after the offering of such Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities.

                            DESCRIPTION OF WARRANTS

     We may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. We may issue Warrants independently or together with other securities. Each series of Warrants will be issued under a separate Warrant Agreement to be entered into between us and a bank or trust company, as warrant agent. You should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrant Agreement and the Warrants.

     Each Warrant will entitle the holder to purchase the principal amount of Debt Securities, or the number of shares of Preferred Stock, or Common Stock at the exercise price set forth in, or calculable as set forth in, the prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the prospectus supplement. After the close of business on the expiration date of the Warrant, unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the Offered Securities through underwriters, dealers or agents, or we may sell directly to one or more purchasers including through a dividend reinvestment program. The prospectus supplement names any underwriters, states the purchase price and the proceeds received by us, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     These Offered Securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

     We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase Offered Securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

     We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

                                 LEGAL MATTERS

     Simpson Thacher & Bartlett will issue an opinion about the legality of the securities for us. Any underwriters will be advised about issues relating to this offering by their own legal counsel.

                                    EXPERTS

     The audited financial statements and schedule of Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) incorporated by reference or included in Kerr-McGee Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) included in HS Resources, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

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

                                      LOGO

                                 $1,500,000,000

                             KERR-MCGEE CORPORATION

                             5 7/8% Notes due 2006

                             6 7/8% Notes due 2011
                             7 7/8% Notes due 2031

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                               September 26, 2001
                          ---------------------------

                         [Kerr-McGee Corporation Logo]

                                LEHMAN BROTHERS
                                    JPMORGAN
                             ABN AMRO INCORPORATED
                         BANC ONE CAPITAL MARKETS, INC.
                            RBC DOMINION SECURITIES
                              SALOMON SMITH BARNEY